Form 10-K, Exhibit 13
period 1993-10-31
SAFECARD SERVICES INC
filed 1994-02-01
CIK 86103

EXHIBIT 13

SafeCard Services, Inc.


Financial Highlights

Selected Statement of Earnings Data    (In thousands, except per share data)

Years ended October 31,         1993      1992      1991      1990      1989

Subscription revenue, net    $156,600  $146,265  $140,557  $124,133  $106,371

Earnings from operations(1)  $ 31,919  $ 16,988  $ 30,215  $ 27,379  $ 20,909

Interest and other income    $ 10,526  $ 11,366  $ 11,327  $ 10,119  $  8,765

Net earnings(1)              $ 31,477  $ 22,498  $ 29,713  $ 26,863  $ 24,603

Earnings per share(1)           $1.10      $.75     $1.02      $.93      $.82

Weighted average number of
  common and common
  equivalent shares(2)         28,572    30,158    29,325    29,240    29,936

Cash dividends per share         $.20      $.15      $.15     $.125      $.10


Selected Balance Sheet Data(3)                          (In thousands)

October 31,                    1993       1992       1991      1990     1989

Total cash and cash
  equivalents and investment
  securities(2)              $170,039  $187,301  $178,670  $155,860  $128,140

 Total assets                 $378,287  $377,418  $351,566  $324,726 $281,394

Stockholders' equity(2)      $157,695  $165,498  $144,903  $119,496  $ 96,812


(1)During 1992, the Company recorded a pre-tax charge of $17.5 million against earnings in connection with its estimated costs of relocation from Ft. Lauderdale, Florida to Cheyenne, Wyoming.

(2)During fiscal 1993, the Company repurchased approximately 3.5 million shares of its common stock at a cost of approximately $41.7 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Liquidity and Capital Resources.

(3)The Company has no long-term debt, but did record, in periods ended prior to October 31, 1992, an obligation arising from the capitalization of the Ft. Lauderdale Lease. See Notes I and K of Notes to Consolidated Financial Statements.



SafeCard Services, Inc.

Market Prices and Distributions

The Company's common stock trades on the New York Stock Exchange under the symbol "SSI". The following table sets forth the quarterly high and low sales prices of SafeCard's common stock as reported on the New York Stock Exchange as well as cash dividends paid during the two years ended October 31, 1993.




                                                                Dividend
Quarter Ended                             High        Low         Paid
January 31, 1992                         11.88       8.63           --
April 30, 1992                           11.63       9.00        $.075
July 31, 1992                            10.75       9.50           --
October 31, 1992                         10.00       7.75        $.075



January 31, 1993                         10.38       8.00         $.05
April 30, 1993                           13.13       9.88         $.05
July 31, 1993                            13.75      11.63         $.05
October 31, 1993                         14.00      11.75         $.05


Closing price of the Company's stock of December 31, 1993 was $18.88.

In December 1992, the Board of Directors changed the Company's dividend policy from $.075 per share on a semi-annual basis to $.05 per share on a quarterly basis, thus increasing the Company's annual dividends from $.15 per share to $.20 per share. The Company's dividend policy is subject to change at the discretion of the Board.


The Company had 1,096 shareholders of record on December 31, 1993.

SafeCard Services, Inc.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


1. Results of Operations

Subscription Revenue, Net

Years ended October 31,              1993          1992           1991

                                $156,600,000   $146,265,000   $140,557,000

Certain changes have been made in the presentation of 1991 and 1992 financial information to conform with 1993 presentation.

References herein to the years 1993, 1992 and 1991 refer to the Company's fiscal years ended October 31st.

The Company's subscription revenue is derived from payments by subscribers for its service programs and is reported net of an allowance for cancellations. Billings for subscriptions, as well as expenditures for subscriber acquisition costs and commissions, are deferred and amortized to revenue or expense, as applicable. Billings and commissions are amortized over the related subscription periods while subscriber acquisition costs are amortized over the estimated future periods of benefit. See Note A of Notes to Consolidated Financial Statements for a description of those accounting policies.

Subscription revenue increased 7% (to reach a record $156.6 million) in 1993 and 4% in 1992. The increase in 1993 was primarily due to an increase in the number of Hot-Line subscribers as well as increases in Fee Card and CreditLine programs. Also contributing to the increase in 1993 was the price increase of certain Hot-Line subscriptions which the Company began billing in 1993. The increase in 1992 subscription revenue was primarily due to an increase in the number of Hot-Line subscribers which was largely the result of increased marketing with an existing client.

In 1993, 1992 and 1991 Hot-Line accounted for 73%, 73% and 72%, respectively, of subscription revenue. In 1993, 1992 and 1991, Fee Card represented 13%, 12% and 12%, respectively, of the Company's net subscription revenue.

Commencing in July 1993, the Company discontinued providing services on a wholesale -- i.e. flat fee per customer with the Company incurring no marketing costs or commissions -- basis to a group of cardholders of one of its card issuer clients. Management anticipates that the effect on earnings before income taxes in 1994 as compared to 1993 from the elimination of the wholesale program will be approximately $1.6 million. While the Company does have the right to do new marketing to the same group of cardholders on a retail -- i.e. with the Company receiving revenues and incurring commissions and marketing costs -- basis, management cannot predict the extent of offset, if any.

Renewal rates for single-year Hot-Line subscriptions were 75%, 77% and 76% for 1993, 1992 and 1991, respectively. Multi-year (primarily three year subscriptions) renewal rates for Hot-Line subscriptions were 50%, 45% and 45% for the same periods. Renewal rates for Fee Card subscriptions (primarily marketed as single-year subscriptions) were 75%, 79% and 80% for 1993, 1992 and 1991, respectively.

Renewal rates of subscribers are affected by a variety of factors including the mix of subscribers renewing, economic factors, changes in the credit card industry and certain other factors, which may be beyond the Company's control. The decrease in the 1993 Hot-Line single year renewal rate was caused, in part, by the price increase referred to above, as well as an increase in the number of non-billable accounts. Non-billable accounts represent card issuer customer accounts which have either been closed or are in arrears. The increase in the Hot-Line multi-year renewal rate in 1993 was primarily due to the timing of renewals of a large card issuer whose overall renewal rate is above the overall average for all card issuers clients. In addition, a billing policy change by a large card issuer which initially resulted in a decrease in the multi-year Hot-Line renewal rate in 1991, was again changed, and had a favorable effect in 1993. The Company anticipates that Hot-Line renewal rates may decrease in 1994 as a result of the price increase mentioned earlier. However, the net effect of the price increase should continue to have a positive effect on revenue and earnings. The decrease in the 1993 Fee Card renewal rate was primarily caused by a large number of renewals of certain retailer card issuers, which generally renew at lower rates than other card issuers (primarily petroleum card issuers).

Credit card issuers from time to time may adopt a change in business strategy which may affect the Company. For example, in October 1993, Shell Oil Company and a major bank announced the joint marketing of a co-branded card. To date the Company has not noted any material impact as a result of these changes in business strategy.

In 1993, the Company began placing greater emphasis on the development of new products and services and is currently test marketing three new services with various credit card issuer clients. Results to date are too preliminary to determine the viability of these services. New products and services which are test marketed are frequently not successful. While the Company believes that modest growth in Hot-Line through domestic credit card issuers may be achievable in the future, the Company believes that the successful development of new products and services, new channels of distribution and the development of new areas of businesses will become increasingly important to the future revenue and earnings growth of the Company.

In June 1993, the Company was notified by CreditLine Corporation, a company owned by Peter Halmos and Steven J. Halmos, the Company's co-founders, and their families, that the license agreement under which the Company markets certain credit information products and services known as CreditLine would not be renewed effective November 1, 1993. Notwithstanding its termination, the CreditLine Agreement gives the Company certain continuing marketing rights. The CreditLine Agreement, including the continuing marketing rights, is the subject of litigation between the Company and Peter Halmos. See Notes I and K of Notes to Consolidated Financial Statements.


Subscriber Acquisition Costs


Years ended October 31,           1993             1992              1991

                               $95,248,000      $86,828,000       $83,953,000

As a percentage of
subscription
revenue                             61%              59%               60%

The cost of subscriber acquisition, which represents the amortization of deferred subscriber acquisition costs and commissions, increased $8.4 million, or 10%, in 1993 and $2.9 million, or 3%, in 1992 primarily because of expenditures made to acquire new subscribers in the current and prior years (see "Financial Condition - Expenditures of Subscriber Acquisition Costs and Commissions").

Subscriber acquisition costs, as a percentage of subscription revenue, increased by approximately 2% in 1993. The relationship of these costs to subscription revenues is dependent on a variety of factors including prices, net response rates (gross enrollments less cancellations), marketing costs and renewal rates. These factors are effected by economic conditions, interest rates, other factors effecting the number of credit cards in use, demographic trends, consumers' propensity to buy, the degree of market penetration and the effectiveness of subscriber acquisition concepts, copy and marketing strategies, and other factors. In addition, certain cardholder files respond more favorably than others to similar promotions. In 1993, the Company noted a decline in certain net response rates, primarily in telemarketing, which have continued through most of 1993. This decline, as well as the discontinuance of the wholesale services discussed under "Subscription Revenue, Net" and the change in amortization described in the next paragraph, has increased subscriber acquisition costs as a percentage of subscription revenue and may also cause increases in future quarters.

In connection with a review conducted in 1992 of the Company's contractual relationships, the Company decided to shorten the period for amortization of subscriber acquisition expenditures made under its contract with Sears, Roebuck & Co. starting in fiscal 1993. This accelerated amortization will have a negative impact on the next several years' reported earnings. The change in amortization period did not have a material impact in 1993. The Company currently estimates that the additional amortization in 1994, as compared to 1993, as a result of the change, will be less than $1 million.

An U.S. postal rate increase is anticipated in 1995. Since postage represents the largest component of direct mail costs, this could have a direct impact on the Company.

General, Administrative and Service Costs


Years ended October 31,           1993             1992              1991

                              $29,433,000      $24,949,000       $26,389,000
As a percentage of
subscription
revenue                            19%              17%               19%

General, administrative and service costs increased by approximately $4.5 million in 1993. The increase was primarily the result of increases in legal and related fees, which were approximately $7.1 million, $1.7 million and $4.7 million in 1993, 1992 and 1991, respectively, as well as increases in payroll and related expenses which were partially offset by a decrease in management fees.

Legal fees in 1993 related primarily to the Company's litigation with Peter Halmos. See Note K of Notes to the Consolidated Financial Statements and "Pending Litigation". The Company expects that legal fees will continue to remain at high levels during the pendency of this litigation.

Legal fees in 1991 include $2 million for a contingent legal fee paid (in
1992) to former counsel to the Company.

As described under "Subscription Revenue, Net", the Company is placing greater emphasis on the development of new products and services and the development of new areas of business. The Company's strategy is to broaden its scope so as to become an entrepreneurial, market-driven consumer services company. While the development of new products and services, and the development of other areas of new business, may not contribute significantly to revenues in 1994, the Company may incur certain expenses in 1994 in developing these new areas of business.


Relocation to Cheyenne, Wyoming
As discussed in Note E of Notes to Consolidated Financial Statements, the Company physically relocated, over a period of several months during the second half of 1992, its headquarters and operations center from Ft. Lauderdale, Florida to Cheyenne, Wyoming, and recorded a $17.5 million pre-tax charge to earnings in 1992 in connection with the move.


Interest and Other Income

Years ended October 31,          1993             1992              1991

                             $10,526,000      $11,366,000       $11,327,000

Interest and other income is predominantly composed of interest income. See Note B of Notes to Consolidated Financial Statements. The decrease in interest income in 1993 is primarily due to a decrease in interest rates as well as lower cash and investment balances as a result of the Company's repurchase of its common stock. See "Financial Condition --Liquidity and Capital Resources." Interest and other income was relatively constant in 1992 and 1991, despite higher cash and investment balances at October 31, 1992 as compared to October 31, 1991, primarily due to an overall decrease in interest rates. Since interest rates have declined in recent periods, as the Company's investments mature, or are sold, these funds have been, and may continue to be, reinvested at lower interest rates than were previously available.

Income Tax Expense
See Notes A and G of Notes to Consolidated Financial Statements for information regarding the Company's effective income tax rate.

Pending Litigation
The Company is defending or prosecuting three complex litigations against Peter Halmos, former Chairman of the Board and Executive Management Consultant to the Company, and parties related to him. See Note K of Notes to Consolidated Financial Statements. The Company believes that it has proper and meritorious claims and defenses in these lawsuits which it intends vigorously to pursue. Peter Halmos is also a plaintiff in two other lawsuits, one against an officer and one against a director of the Company, in which the Company is not named as a defendant.

As a result of the Peter Halmos-related litigation, the Company has incurred substantial legal fees, to some extent had a diversion of its executives attention, and the litigation has also had an impact on the Company's business. Management is seeking to reduce, to the extent it deems reasonable and feasible, the adverse effects of these lawsuits, but there can be no assurance that such efforts will be successful. The Company does not expect the litigation to affect its ability to service its customers.

Resolution of any or all of the Peter Halmos-related litigation could have a material impact -- either favorable or unfavorable depending on the outcome -
- - upon the results of our operations and financial condition of the Company.


2. Financial Condition

Liquidity and Capital Resources
Historically, the Company has generated the cash needed to finance its operations and growth from its earnings. In 1993, 1992 and 1991 cash flow from operations before income taxes and litigation settlement was $50.3 million, $37.1 million and $45.3 million, respectively. The increase in 1993 is primarily a result of increases in net cash received from subscribers, partially offset by increases in cash expenditures for subscriber acquisition, commissions and operations. The increase in net cash received from subscribers is primarily due to an increase in net billings (multi-year subscriptions, in particular) over the prior year. The $8.2 million decrease in 1992 is primarily due to $6.1 million of cash expenditures related to the Company's relocation to Cheyenne.

On February 16, 1993, the Company announced that its Board of Directors authorized the Company to repurchase up to 4 million shares of its outstanding common stock through February 28, 1994. In September, 1993, the Company's Board of Directors approved an additional repurchase of 2 million shares, for a total of up to 6 million shares. The total authorized repurchases may be made from time to time through October 31, 1994, depending on the then current market, financial and corporate conditions, through open market purchases, block trades or private negotiated transactions. As of October 31, 1993 approximately 3.5 million shares had been repurchased at an aggregate cost of approximately $41.7 million. Under the plan, there is no obligation or assurance that any further repurchases will be made.

In connection with the Company's relocation to Cheyenne, in 1991 the Company acquired approximately 14 acres of land and an approximately 115,000 square foot building in Cheyenne and in 1992 made capital expenditures of approximately $6.4 million in connection with the renovation and upgrade of the facility and the purchase of equipment for that facility.

As described in Note G of Notes to Consolidated Financial Statements, the Company's income tax payments in 1990 through 1993 increased as a result of the changes in the Company's income tax accounting methods. These changes will result in a continued higher level of income tax payments over the next two years, and may also increase subsequent years' tax payments. Consequently, the Company's cash flow from operations will continue to be affected by these higher tax payments for at least two more years. However, the Company has experienced significant state income tax savings from its relocation to Wyoming, which has no state income tax.

The Company believes that its cash flow from operations and the Company's cash and investment balances (which totaled $170.0 million, a portion of which is restricted, as of October 31, 1993) are adequate to meet the Company's current liquidity needs. See Note A of Notes to Consolidated Financial Statements. The Company has no short or long term debt.

The Company's cash flow is materially affected by subscriber acquisition costs (see "Expenditures of Subscriber Acquisition Costs and Commissions").

Expenditures of Subscriber Acquisition Costs and Commissions Subscriber acquisition expenditures directly relate to the acquisition of new subscribers through "direct response" type marketing campaigns and include payments for telemarketing, printing, postage, mailing services, certain salaries and other costs incurred to acquire new subscribers.

Expenditures for subscriber acquisition costs in 1993 were $63.7 million compared to $55.1 million and $47.3 million in 1992 and 1991, respectively. Total subscriber acquisition campaign volume (mail and telephone contacts) increased in 1993 as compared to 1992. Contributing to the higher volumes are increases in telemarketing hours of approximately 9% and a 22% increase in direct mail volume. The increase in telemarketing hours occurred during the first three quarters of 1993, while in the fourth quarter of 1993, telemarketing hours declined 23% compared to the prior year. The Company expects this decline in telemarketing hours will continue through the first quarter of 1994. The decrease in telemarketing volume is due primarily to reduced volume with a few non-bank credit card issuer clients. The decrease in volume relates to the decline in certain net response rates discussed under "Results of Operations - Subscriber Acquisition Costs". Part of the increase in direct mail volume in 1993 was due to the Company's mailing a greater number of "insert" type mailings which generally have significantly lower costs and response rates (as compared to "solo" type mailings). Subscriber acquisition campaign volume increased 20% in 1992 due primarily to increased marketing levels and the timing of marketing campaigns.

Gross enrollments (new enrollments before cancellations) from new marketing increased over the prior year. Certain offers that the Company marketed in 1993 produced higher upfront response rates than offers marketed by the Company in the prior year. However, some of these programs resulted in higher cancellation rates than experienced in 1992. Also a substantial portion of new enrollments essentially replaces existing subscribers who do not renew. This portion of new enrollments, therefore does not generate an increase in total subscription revenue. On a net basis (gross enrollments net of attrition), the Company's membership base increased over the prior year.

The volume and type of subscriber acquisition expenditures, as well as enrollments, fluctuate periodically; such fluctuations are not unusual. Due to timing differences between periods, there may not always be a direct correlation between subscriber acquisition expenditures and new enrollments in a particular period. In addition, historical response rates may not be an indication of future response rates.

Commissions paid to credit card issuers were $49.5 million in 1993 as compared to $41.0 million in 1992 and $39.6 million in 1991. The 21% increase in 1993 and the 4% increase in commissions in 1992 were primarily a result of increases in billings.

Billings to Subscribers, Net
Net billings were a record $173.8 million in 1993 compared to $150.5 million in 1992 and $141.4 million in 1991. The 15% increase in 1993 was primarily due to an increase in Hot-Line (multi year, in particular), Fee Card and CreditLine billings. The 6% increase in 1992 was primarily a result of increased new marketing with an existing client.

SafeCard Services, Inc.

Consolidated Balance Sheets

Assets

October 31,                                         1993              1992

Cash and cash equivalents                      $  3,335,000      $  8,208,000
Investment securities,
maturing within one year                                           22,916,000
Accrued interest receivable                       4,403,000         4,385,000
Accounts receivable, net                          8,443,000        12,886,000
Income tax receivable                             5,252,000
Deferred subscriber costs
  Commissions                                    28,149,000        24,028,000
Subscriber acquisition costs                     47,987,000        42,674,000
                                                -----------       -----------
Total                                            97,569,000       115,097,000
                                                -----------       -----------

Investment Securities, maturing after one year  166,704,000       156,177,000
Property And Equipment, net                       8,420,000         8,448,000
Subscriber Costs And Other Assets
Deferred commissions                             12,825,000        11,558,000
Deferred subscriber acquisition costs            91,976,000        84,646,000
Other assets                                        793,000         1,492,000
                                                -----------       -----------
    Total                                       105,594,000        97,696,000
                                                -----------       -----------

                                                $378,287,000     $377,418,000
                                                 ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

SafeCard Services, Inc.

Liabilities and Stockholders' Equity

October 31,                                    1993                  1992

Current Liabilities
Accounts payable                           $ 14,961,000         $ 11,497,000
Accrued expenses                             16,573,000           22,496,000
Income taxes currently payable                                     3,439,000
Allowance for cancellations                   8,893,000            7,587,000
Total, excluding deferred credits            40,427,000           45,019,000
Deferred credits, current portion
  Subscribers' advance payments              94,460,000           82,159,000
Deferred income taxes                        10,554,000           11,366,000

Total                                       145,441,000          138,544,000
Subscribers' Advance Payments,
  less current portion                       47,603,000           42,735,000
Deferred Income Taxes,
  less current portion                       27,548,000           30,641,000
Commitments And Contingencies (Note K)

Stockholders' Equity
Common stock--authorized 35,000,000 shares
 of $.01 par value; issued 34,196,000 shares
 (33,426,048 in 1992); outstanding 24,118,184
 shares   (26,646,033 in 1992)                  342,000              334,000
Additional paid-in capital                   15,990,000            9,625,000
Retained earnings                           220,898,000          194,534,000
                                            -----------          -----------
                                            237,230,000          204,493,000
Less cost of common shares in treasury
 (10,077,816 in 1993 and
 6,780,015 in 1992)                          (79,535,000)        (38,995,000)
                                             -----------         -----------
  Total                                      157,695,000         165,498,000

                                            $378,287,000        $377,418,000
                                             ===========         ===========

SafeCard Services, Inc.

Consolidated Statements of Earnings
Years ended October 31,                1993           1992          1991

Subscription Revenue, net          $156,600,000   $146,265,000  $140,557,000

Operating Costs And Expenses
Subscriber acquisition costs         95,248,000     86,828,000    83,953,000
General,administrative
 and service costs                   29,433,000     24,949,000    26,389,000
Estimated relocation expenses                       17,500,000
                                    -----------    -----------   -----------
                                    124,681,000    129,277,000   110,342,000
                                    -----------    -----------   -----------

Earnings From Operations             31,919,000     16,988,000    30,215,000
Interest and other income            10,526,000     11,366,000    11,327,000
Gain from litigation                                   550,000
                                    -----------    -----------   -----------
Earnings Before Income Taxes         42,445,000     28,904,000    41,542,000
                                    -----------    -----------   -----------

Income Tax Expense
Currently payable                    15,709,000     17,802,000    18,390,000
Deferred                             (4,741,000)   (11,396,000)   (6,561,000)
                                    -----------    -----------   -----------
                                     10,968,000      6,406,000    11,829,000
                                    -----------    -----------   -----------

Net Earnings                       $ 31,477,000   $ 22,498,000  $ 29,713,000
                                     ==========     ==========    ==========

Earnings Per Share                        $1.10           $.75         $1.02
                                           ====            ===          ====
Weighted average number of common
and common equivalent shares         28,572,000     30,158,000    29,325,000
                                     ==========     ==========    ==========



The accompanying notes are an integral part of these consolidated financial statements.

SafeCard Services, Inc.

Consolidated Statements of Changes in
Stockholders' Equity



                                                              Additional
  Commmon Stock       Total
               Common Stock      Paid-In  RetainedIn Treasury  Stockholders'
                    Shares       Amount  Capital  Earnings        Shares
    Amount        Equity

Balance at October 31, 1990     33,108,148       $331,000    $ 7,150,000
$150,235,000
(6,719,584)  ($38,220,000) $119,496,000 Net earnings
                                       29,713,000
     29,713,000 Cash dividends paid,
  $.15 per share
(3,939,000)                                (3,939,000) Exercise of employee
stock options  22,000                       176,000
210,331        753,000       929,000 Purchase of treasury stock
                                                    (263,174)    (1,296,000)
 (1,296,000) Balance at October 31, 1991     33,130,148       $331,000    $
7,326,000  $176,009,000    (6,772,427)  ($38,763,000) $144,903,000 Net
earnings
22,498,000                                 22,498,000 Cash dividends paid,
  $.15 per share
(3,973,000)                                (3,973,000) Exercise of employee
stock options
  and related tax benefit          295,900          3,000      2,299,000
                 54,662        313,000     2,615,000 Purchase of treasury
stock
(62,250)      (545,000)     (545,000) Balance at October 31, 1992
33,426,048       $334,000    $ 9,625,000  $194,534,000    (6,780,015)
($38,995,000) $165,498,000 Net earnings
                          31,477,000
31,477,000 Cash dividends paid,
  $.20 per share
(5,113,000)                                (5,113,000) Exercise of employee
stock options
  and related tax benefit          769,952          8,000      6,365,000
                172,059      1,159,000     7,532,000 Purchase of treasury
stock
(3,469,860)   (41,699,000)  (41,699,000) Balance at October 31, 1993
34,196,000       $342,000    $15,990,000  $220,898,000   (10,077,816)
($79,535,000)
$157,695,000


The accompanying notes are an integral part of these consolidated financial statements.

SafeCard Services, Inc.

Consolidated Statements of Cash Flows

Years ended October 31,                  1993          1992          1991
Cash Flows From Operating Activities
Net cash received from subscribers  $175,596,000  $153,303,000  $140,737,000
Cash expenditures for subscriber
 acquisition, commissions
 and operations                     (137,537,000) (120,306,000) (106,885,000)
Relocation expenditures               (1,753,000)   (6,104,000)
Interest received                     13,952,000    10,675,000    12,059,000
Interest paid                                         (428,000)     (606,000)

Cash flow from operations before
 income taxes and litigation
 settlement                           50,258,000    37,140,000    45,305,000
Income taxes paid, net               (21,413,000)  (18,518,000)  (15,903,000)
Gain from litigation settlement                        550,000
                                     -----------   -----------   -----------
Net cash provided by operating
 activities                           28,845,000    19,172,000    29,402,000
                                     -----------   -----------   -----------
Cash Flows From Investing Activities
Purchase of investment securities    (63,174,000) (167,760,000) (164,564,000)
Proceeds from sale of investment
 securities                           71,607,000   153,730,000   149,557,000
Payments for property and equipment     (975,000)   (6,380,000)   (1,821,000)
Sale of property and equipment            56,000
                                      ----------    ----------   -----------
Net cash provided by (used in)
 investing activities                  7,714,000   (20,410,000)  (16,828,000)
                                      ----------   -----------   -----------
Cash Flows From Financing Activities
Dividends paid                        (5,113,000)   (3,973,000)   (3,939,000)
Payments for purchase of
 treasury shares                     (41,699,000)     (545,000)   (1,296,000)
Proceeds from exercise of
 stock options                         5,380,000     1,940,000       929,000
Principal payments on the Ft.
 Lauderdale Lease                                     (155,000)     (132,000)
                                     -----------    ----------    ----------
Net cash used in financing
 activities                          (41,432,000)   (2,733,000)   (4,438,000)
                                     -----------    ----------    ----------
Net Increase (Decrease) In Cash       (4,873,000)   (3,971,000)    8,136,000
Cash and cash equivalents at
 beginning of period                   8,208,000    12,179,000     4,043,000
                                     -----------   -----------    ----------
Cash and cash equivalents at
 end of period                      $  3,335,000  $  8,208,000  $  2,179,000
                                     ===========   ===========   ===========
The accompanying notes are an integral part of these consolidated financial statements.

SafeCard Services, Inc.

Notes to Consolidated Financial Statements

A. Summary of Significant Accounting Policies

SafeCard Services, Inc. ("SafeCard") sells subscriptions, principally through credit card issuers, by mail and telephone for continuity services it provides to subscribers. Subscriptions for continuity services typically continue annually or periodically unless cancelled by the subscriber. SafeCard's principal service is credit card loss notification ("Hot-Line"), whereby SafeCard gives prompt notice to credit card issuers upon being informed that a subscriber's credit cards have been lost or stolen. SafeCard also markets other continuity services including those related to fee-based credit cards, reminder services, a personal credit information service ("CreditLine") and others.

Certain changes have been made in the presentation of 1991 and 1992 financial information to conform with 1993 presentation.

References herein to the years 1993, 1992 and 1991 refer to the Company's fiscal years ended October 31st.

1. Principles of Consolidation
The consolidated financial statements include the accounts of SafeCard, its 100% owned subsidiaries, SafeCard Services Insurance Company, SafeCard Travel Services, Inc., SafeCard Marketing, Inc. and one inactive subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

The term "Company" as used herein refers to SafeCard and its subsidiaries.

2. Cash and Cash Equivalents and Investment Securities
Included in cash and cash equivalents are all amounts invested in overnight U.S. Treasury Bond repurchase agreements, U.S. Treasury Bills, certificates of deposit and tax-exempt securities which either have maturities of 3 months or less from the date of purchase by the Company, or have "put" options that can be exercised by the Company within 3 months from date of purchase.

Current and non-current investments in securities, which consist primarily of tax-exempt municipal securities, are carried at cost, adjusted for the amortization of any premium or accretion of any discount. The Company classifies its investment securities as either current or non-current in accordance with its current investment policy to generally hold the securities until their various maturity dates, or if the securities have put options that can be exercised by the Company at an earlier date, until the date of the put option. Accordingly, investment securities with maturity dates, or put dates, less than 1 year from the balance sheet date are classified as current; all other investment securities are classified as non-current.

Approximately $106 million of these investments at October 31, 1993 were held in escrow for advance payments of multi-year subscriptions (see "Revenue Recognition/Cost Amortization") or pursuant to the CreditLine Agreement. See

Note I - Transactions with Related Parties.

In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which generally requires companies under certain circumstances to record investments in marketable securities at market value. Based on current investment policies, management does not anticipate the adoption to have a material impact on the Company's earnings or financial position in the year of adoption. The Company is required to adopt the Statement no later than the first quarter of fiscal 1995.

3. Property, Equipment and Leaseholds
Property and equipment are recorded at cost. Depreciation is recorded in amounts sufficient to charge the cost of depreciable assets to operations, using the straight-line method, over their estimated useful lives. Capitalized lease amounts have been amortized over the estimated useful life of the asset, or the lease term, whichever is shorter.

4. Revenue Recognition/Cost Amortization
Subscription Revenue and Commission Expense
The Company generally receives advance payments from subscribers for its services. The subscription period and advance payments are generally for periods of 12 or 36 months. These advance payments, less an appropriate allowance for cancellations, are deferred and amortized to revenue ratably over the subscription period. Credit card issuers earn and are generally paid commissions based on percentages of subscription billings or other profit sharing arrangements. Such commissions, less an appropriate allowance for cancellations, are also deferred and amortized to expense ratably over the subscription period.

The allowance for cancellations, net of related commissions, relates to amounts which may be refunded at a future time to subscribers who may cancel their subscriptions. Previously paid commissions related to cancelled subscriptions are reimbursed to the Company by the credit card issuer.

Subscribers' advance payments for multi-year subscriptions are restricted and not available until earned. The restriction is released ratably over the subscription period, which coincides with the recognition of revenue. Unearned subscribers' advance payments for multi-year subscriptions were approximately $105 million at October 31, 1993 and $93 million at October 31, 1992. Interest earned on these funds is not restricted.

Subscriber Acquisition Costs
Subscriber acquisition expenditures directly relate to the acquisition of new subscribers through "direct response" type marketing campaigns and primarily include payments for telemarketing, printing, postage, mailing services, certain salaries and other costs incurred to acquire new subscribers. These expenditures are deferred and amortized to expense in proportion to expected revenue over the expected subscription periods, including expected renewal periods. Historically, a significant percentage of the Company's subscribers renew for additional years beyond the initial subscription period. Renewal rates for single-year Hot-Line subscriptions were between 75% and 77% during the period 1991 through 1993. Multi-year Hot-Line renewal rates (primarily three year subscriptions) were between 45% and 50% during the same period. Renewal rates for Fee Card, which to date has primarily been marketed as a single-year program, were between 75% and 80% during the same period. Based on the Company's renewal rate experience, subscriber acquisition expenditures are amortized to expense using an accelerated rate of amortization to reflect subscriber attrition over renewal periods. Expenditures relating to the acquisition of Hot-Line and Fee Card subscribers are generally amortized over a 10-12 year period; other program expenditures are generally amortized over a 3 year period. See Note F - Subscriber Acquisition Costs. Subscription renewal rates are continually monitored. If current estimates of future revenues from renewals are significantly lower than anticipated in the Company's amortization models, the Company adjusts the amortization rate to reflect the revised estimates.

In December 1993, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 93-7, "Reporting on Advertising Costs" which will be effective for the Company in fiscal 1995. The SOP, which among other things, deals with the reporting of advertising costs for companies in the direct response industry, is not expected to have a material effect on the Company's reported earnings or financial position.

5. CreditLine
The Company markets CreditLine under an agreement with CreditLine Corporation ("CLC"), a corporation owned by Steven J. Halmos and Peter Halmos, the Company's co-founders, and their families. Pursuant to the agreement with CLC, all billings, costs and any resulting profits or losses are to be shared 50% by the Company and 50% by CLC. Accordingly, the Company records 50% of CreditLine billings and costs in its financial statements. In June 1993, the Company was notified by CLC that the license agreement under which the Company markets CreditLine would not be renewed effective November 1, 1993. See Note I - Transactions with Related Parties. The CreditLine agreement is also the subject of litigation. See Note K - Commitments and Contingencies.

6. Income Taxes
Certain transactions are accounted for in different periods for tax purposes than for financial reporting purposes and, accordingly, provisions for deferred taxes applicable to such timing differences are made in the Company's consolidated financial statements. The Company accounts for deferred taxes using the deferred method (see below) and computes deferred taxes on timing differences using the "gross change" method under which deferred taxes are provided on timing differences originating in the current period using the current period's tax rate. Deferred taxes are reversed as the corresponding timing differences reverse at the tax rates in effect during the periods when the timing differences originated.

In February 1992, the FASB issued Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Application of Statement No. 109 will require a change from the deferred method to the liability method of accounting for income taxes. One of the principal differences from the deferred method used in these financial statements is that changes in tax rates and laws will be reflected in income from continuing operations in the period such changes are enacted. Under the deferred method, such changes are reflected over time, if at all. The Company intends to adopt Statement No. 109 on a prospective basis in the first quarter of fiscal 1994. Management estimates that such adoption will have a one-time positive effect on the Company's reported earnings in fiscal 1994 of approximately $2 million, (which is the cumulative effect of adoption at November 1, 1993), but will also increase slightly the Company's effective tax rate once adopted.

7. Earnings Per Share
Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (common stock issuable upon exercise of stock options) outstanding. In computing earnings per share, the Company utilizes the treasury stock method. This method assumes that stock options, under certain conditions, are exercised and treasury shares are assumed to be purchased (not to exceed 20% of the common stock outstanding) from the proceeds using the average market price of the Company's common stock for the period. Any excess proceeds not utilized for the purchase of treasury shares are assumed first to reduce any outstanding capitalized lease obligation, if any, and any remainder invested in interest-bearing securities with net earnings increased for the hypothetical interest savings or interest income, net of income taxes. Due to the hypothetical interest savings or interest income, net earnings, as presented in the Company's Consolidated Statements of Earnings, divided by the weighted average number of common and common equivalent shares, will not always equal earnings per share.

B. Investment Securities

A majority of the Company's investment portfolio is invested in tax-exempt municipal bonds. Because there is not a regularly published source of accurate current market values for tax-exempt municipal bonds, the Company's investment adviser estimates market value for the Company's investment securities using a pricing matrix commonly used in the municipal bond industry, or in certain cases, by soliciting quotations from municipal bond dealers. The financial statement carrying amount and estimated market value of the Company's investment securities were as follows:

                                            October 31, 1993
                               Financial Statement
                               Carrying Amount*        Market Value
                               -------------------     ------------
Current
Non-Current                      $166,704,000          $170,015,000
                                  -----------           -----------
Total                            $166,704,000          $170,015,000
                                  ===========           ===========

                                            October 31, 1992
                               Financial Statement
                               Carrying Amount*        Market Value
                               -------------------     ------------
Current                          $ 22,916,000          $ 23,198,000
Non-Current                       156,177,000           158,350,000
                                  -----------           -----------
Total                            $179,093,000          $181,548,000
                                  ===========           ===========

*Cost adjusted for amortization of premium or accretion of discount.

Interest income for the years 1993, 1992 and 1991 totaled $8.7 million, $10.0 million and $10.8 million, respectively.


C.Accounts Receivable

Accounts receivable, primarily from credit card issuers, and the related allowance for doubtful accounts were as follows:

October 31,                                       1993             1992

Accounts receivable                             $8,593,000      $13,236,000
Allowance for doubtful accounts                   (150,000)        (350,000)
                                                  --------        ---------
                                                $8,443,000      $12,886,000
                                                 =========       ==========


D. Property and Equipment

Property and equipment consisted of the following:

                                Estimated
                                   Useful                October 31,
                                     Life          1993             1992

Building                         30 years       $5,215,000       $5,102,000
Equipment, furniture
   and fixtures                 3-7 years        4,390,000        4,072,000
                                                 ---------        ---------
                                                 9,605,000        9,174,000
Less: accumulated
depreciation                                    (1,632,000)      (1,173,000)
                                                ----------       ----------
                                                 7,973,000        8,001,000
Land                                               447,000          447,000
                                                 ---------        ---------
                                                $8,420,000       $8,448,000
                                                 =========        =========

E.Estimated Relocation Expenses

During 1992, the Company relocated its headquarters and operational facility from Ft. Lauderdale, Florida to Cheyenne, Wyoming. In connection with the relocation, the Company recorded pre-tax charges against earnings of $11 million and $6.5 million in the second and fourth quarters of 1992, respectively, for a total of $17.5 million. These charges included the Company's estimated cost of moving the Company's operations and certain employees from Ft. Lauderdale to Cheyenne, certain other one-time costs associated with the relocation and the Company's then estimated net obligation under a contested lease ("the Ft. Lauderdale Lease") of its former Ft. Lauderdale headquarters. The Company no longer occupies this premises and is no longer making payments on the Ft. Lauderdale Lease, which is now the subject of litigation. See Note K -Commitments and Contingencies.

Included within "Accrued Expenses" as of October 31, 1993 and 1992 is approximately $10.6 million and $12.4 million, respectively, relating to the relocation expenses described above. The accrued relocation expenses at October 31, 1993 relate primarily to the Ft. Lauderdale Lease.


F.Subscriber Acquisition Costs

Subscriber acquisition costs (current and deferred) consisted of the following:

October 31,                                       1993             1992

Hot-Line                                      $121,061,000     $114,323,000
Fee Card                                         5,470,000        3,518,000
Other services                                  13,432,000        9,479,000
                                               -----------      -----------

Total subscriber
acquisition costs                              139,963,000      127,320,000
Less: Amount classified
as a current asset                             (47,987,000)     (42,674,000)
                                               -----------      -----------
Non-current subscriber
acquisition costs                             $ 91,976,000     $ 84,646,000
                                               ===========      ===========


G.Income Taxes

The Company's effective income tax rate varies from the statutory U.S. federal income tax rate because of the following factors:

Years ended October 31,                    1993          1992          1991

Statutory federal income tax rate          34.8%         34.0%         34.0%
Increase (reduction) in tax
 rates resulting from:
  State income tax, net of federal benefit  1.2           2.4           3.6
  Tax-exempt interest income               (6.8)        (13.8)         (7.0)
  Reversal of prior years' deferred taxes
   at the rates in effect at that time     (2.9)         (1.1)         (1.2)
  Other                                     (.5)           .7           (.9)
                                           -----         -----         -----
Effective tax rate                         25.8%         22.2%         28.5%

The deferred income tax benefit resulted from the following items:

Years ended October 31,                    1993          1992           1991

Subscriber costs, net                $  450,000   ($   15,000)   ($1,518,000)
Multi-year subscription revenues     (7,310,000)   (7,993,000)    (3,736,000)
Reminder/reference subscription
  revenue                             1,952,000     1,194,000       (508,000)
Relocation expenses                     698,000    (4,389,000)
Other                                  (531,000)     (193,000)      (799,000)
                                      ---------    ----------      ---------
                                    ($4,741,000) ($11,396,000)   ($6,561,000)
                                      =========    ==========      =========

As a result of legislation enacted in August 1993, the federal corporate income tax rate increased from 34% to 35% effective January 1, 1993. This resulted in a blended federal tax rate for the Company's fiscal year ended October 31, 1993 of 34.8%.

During 1989, the Company requested that the Internal Revenue Service ("IRS") approve certain changes in its tax accounting methods. In August 1990, the IRS approved these changes, effective commencing in 1990. These requested changes caused the Company in 1990 through 1993, and will cause the Company in the future, to pay taxes on a current basis on a significant portion of income which would, under the Company's prior tax accounting methods, have been deferred. In addition, the Company is recognizing approximately $105 million of previously deferred taxable income as additional taxable income spread evenly over a 6 year period which commenced in 1990. The expected income taxes on the portion of the $105 million of taxable income remaining to be recognized in 1994 and 1995, at the current statutory rates, are approximately $12 million, or $6 million per year in 1994 and 1995.

These changes in tax accounting had no material effect on income tax expense recorded in the Company's financial statements, nor should they effect future income tax expense. Rather, these changes affect the timing of the Company's tax payments.

As a result of the Company's relocation to Cheyenne, Wyoming, the Company's state tax provision has been significantly reduced.

H.Common Stock And Stock Options
The following table represents information for the previous three years with respect to options granted and outstanding is as follows:


Shares Under Option
Outstanding                                   Outstanding Option
                     Optionat beginning
at end of Plan                               Price Range   of period
Granted   Cancelled  Exercised      period Year ended October 31, 1991
1979 Plan                               $5.875     141,040
                    141,040 Outside Directors' Options         $5.513-9.00
  400,000    100,000               (200,000)    300,000 1987 Plan
                   $5.875     450,000                 (4,000)   (22,000)
424,000 1989 Executive Options                  $5.125   1,100,000
                          1,100,000 1989 Employee Stock
  Option Plan                            $6.00     450,000
(10,000)   (10,331)    429,669 Peter & Steven J.
  Halmos                           $5.125-5.50   5,850,000
                  5,850,000 1991 Employee Stock
  Option Plan                            $9.00                162,000
                    162,000
8,391,040    262,000     (14,000)  (232,331)  8,406,709

Year ended October 31, 1992
1979 Plan                               $5.875     141,040
                    141,040 Outside Directors' Options         $5.513-9.00
  300,000                          (100,000)    200,000 1987 Plan
                   $5.875     424,000                           (75,900)
348,100 1989 Executive Options                  $5.125   1,100,000
               (120,000)    980,000 1989 Employee Stock
  Option Plan                            $6.00     429,669
(14,003)   (54,662)    361,004 Peter & Steven J.
  Halmos                           $5.125-5.50   5,850,000
                  5,850,000 1991 Employee Stock
  Option Plan                            $9.00     162,000
(24,000)               138,000
   8,406,709                (38,003)  (350,562)  8,018,144

Year ended October 31, 1993
1979 Plan                               $5.875     141,040
       (141,040)          0 Outside Directors'
  Options                         $6.375-13.00     200,000    200,000
       (100,000)    300,000(2) 1987 Plan                               $5.875
   348,100                          (348,100)          0 1989 Executive
Options                  $5.125     980,000
(230,000)    750,000 1989 Employee Stock
  Option Plan                            $6.00     361,004
(5,333)  (102,671)    253,000 Peter & Steven J.
  Halmos                           $5.125-5.50   5,850,000
(1,950,000)             3,900,000 1991 Employee Stock
  Option Plan                            $9.00     138,000
(24,333)   (38,334)     75,333(3) 1992 Employee Stock   Option Plan
                 $8.875                 75,000     (12,500)
62,500(4)                                                  8,018,144
275,000  (1,992,166)  (960,145)  5,340,833(1)

(1) Unless otherwise noted, all shares outstanding are exercisable and no additional shares are available for granting options under each plan.

(2) Of the 300,000 stock options outstanding under the Outside Directors' Options, 200,000 are exercisable at October 31, 1993. The remaining 100,000 vest in September 1994.

(3) Of the 75,333 stock options outstanding under the 1991 Employee Stock Option Plan, 42,997 were exercisable at October 31, 1993. The remaining 32,336 vest equally in 1994 and 1995.

(4) Of the 62,500 stock options outstanding under the 1992 Employee Stock Option Plan, none were exercisable at October 31, 1993 as they vest over a three-year period beginning in November, 1993.

On December 5, 1993, the Company's Compensation Committee approved, and the Board of Directors adopted, subject to shareholder approval, a 1994 long term Stock-Based Incentive Plan (the "1994 Plan"). The 1994 Plan provides for the award of stock options, stock appreciation rights and restricted stock covering a maximum of 2,400,000 shares. The Company's new Chief Executive Officer and Chairman of the Board, Paul G. Kahn, has been granted a ten-year option to acquire 1,000,000 of these shares. The 1994 Plan will be submitted for shareholder approval at the 1994 meeting of the shareholders. If the 1994 Plan is not approved, option grants made thereunder will become null and void.

All stock options granted in fiscal 1993 and prior thereto were administered by the Board of Directors and were granted at market price on the date of grant or amendment. As of October 31, 1993, options to acquire 5,145,997 shares were exercisable under the option plans.

As of October 31, 1993, 4,590,833 of the shares held in treasury and 750,000 unissued shares of the Company's common stock were reserved for the issuance of shares under the above described stock options.


I. Transactions with Related Parties

Until his resignation as Chief Executive Officer and Director on December 19, 1992, Steven J. Halmos, the Company's co-founder, provided his services to the Company through High Plains Capital Corporation ("HPCC"), a company owned by himself and his brother, Peter Halmos, the Company's other co-founder. Since that date, Steven J. Halmos, acting in the capacity of an Advisor on Marketing and Operational Strategy, has provided services directly to the Company pursuant to a written agreement with the Company (as amended and restated as of April 1, 1993, the "Steven J. Halmos Agreement"). In 1993, the Company paid Steven J. Halmos (or HPCC for Steven J. Halmos' services) a total of approximately $2.1 million. In the years 1992 and 1991 the annual aggregate fee paid to HPCC for Steven J. Halmos' services was approximately $2.7 million, with an additional $1.5 million being paid to HPCC each year for the services of Peter Halmos. In addition, the Company paid or accrued $14,000 and $362,000 in 1992 and 1991, respectively, for direct and allocated expenses that the Company was advised had been incurred by HPCC.

The Steven J. Halmos Agreement provides for a consulting arrangement, contains certain non-compete provisions, and includes a standstill, voting and right of first refusal agreement. The Steven J. Halmos Agreement also provided the Company would repurchase certain shares of the Company's common stock owned by Steven J. Halmos pursuant to the Company's stock repurchase program.

Under the consulting arrangement, Steven J. Halmos provides the Company, for a period of five years, with his full-time services for annual compensation in the amount of $750,000. This arrangement will terminate in 1998.

In addition, Steven J. Halmos, agreed not to compete with the Company until the year 2000. He also entered a standstill, voting and right of first refusal agreement which, among other things, limits his future acquisition of shares of Company common stock to the additional 3,950,000 shares ("Option Shares") of stock he could acquire pursuant to previously granted stock options, commits him to vote the Option Shares with management and subjects the Option Shares to a right of first refusal in favor of the Company. subject to the terms of the Steven J. Halmos Agreement, the Company will pay him $1,250,000 a year for five years for the non-compete and standstill, voting and right of first refusal undertakings.

The agreements also called for Steven J. Halmos to sell the 1,645,760 shares of Company stock he owned (this representing approximately 6.2% of total outstanding shares at April 1, 1993) to the Company as part of the Company's stock repurchase program. The shares were acquired by the Company on April 21, 1993 for a price of $11.50 per share, a price equal to the average trading price of the Company's common stock over a specific period of days following public disclosure of the repurchase.

The Company markets certain credit information products and services. The Company markets CreditLine pursuant to an agreement (as amended, the "CreditLine Agreement") with CLC. The CreditLine Agreement grants the Company an exclusive license to market CreditLine through certain credit card issuers (including all issuers with which the Company has contractual relationships) and provides that all billings, costs and any resulting profits and losses, if any, are shared equally between CLC and the Company. Net CreditLine billings to subscribers totaled approximately $15.8 million, $9.7 million and $8.4 million while marketing and other expenditures totaled $13.4 million, $6.2 million and $7.8 million in 1993, 1992 and 1991, respectively. In June 1993, the Company was notified by CLC, that the CreditLine Agreement would not be renewed effective November 1, 1993.

Notwithstanding its termination, the CreditLine Agreement, gives the Company the perpetual right to continue to service existing CreditLine subscribers and to participate in the resulting income. In addition, an amendment to the CreditLine Agreement provides that the Company has the perpetual right to market CreditLine, and participate in the resulting income, through all of its existing card issuer clients with which it either has a CreditLine marketing agreement on November 1, 1993 or enters into such a marketing agreement within the following three years. This amendment has been challenged in the Cook County, Illinois, litigation described below.


As discussed in Note K - Commitments and Contingencies, the Company is engaged in litigation with Peter Halmos and certain related parties, including CLC. In an action brought by the Company in state court in Wyoming, the Company alleges, among other things, that the CreditLine Agreement represents a misappropriation of corporate opportunity and breach of fiduciary duty on Peter Halmos' part and seeks, among other things, monetary damages and equitable relief including protection of the Company's CreditLine business free of interference from Peter Halmos and CLC. In litigation brought by Peter Halmos and certain related parties in Cook County, Illinois, Mr. Halmos seeks rescission of an amendment to the CreditLine Agreement and an accounting. The Company believes it has substantial defenses to Peter Halmos' claim and intends to defend its position, and pursue its own claims, vigorously.

In 1993, CreditLine and certain services marketed in conjunction with CreditLine, accounted for approximately $6.5 million or 4.2% of the Company's subscription revenues and approximately $1.9 million or 4.5% of the Company's pre tax earnings.

The CreditLine Agreement provides for the creation of an escrow in the case of certain disputes between the parties. Effective September, 1993 the Company began depositing its share and CLC's share of CreditLine profits in escrow accounts. As of October 31, 1993, approximately $.9 million of the Company's non current investment securities have been deposited in the escrow account. See Note A - Summary of Significant Accounting Policies.

The Company made payments under the Ft. Lauderdale Lease to a partnership consisting of Peter Halmos and Steven J. Halmos, (the "Halmos Partnership"). Payments made to the Halmos Partnership for the years 1993, 1992 and 1991 for the land and building, were approximately $.7 million, $1.2 million and $1.2 million, respectively. During 1992 and 1991 the Company also leased warehouse space from the Halmos Partnership and made lease payments of approximately $47,000 and $72,000, respectively. The warehouse leases were month-to-month and were terminated in 1992. The Company no longer occupies the operations center and is no longer making payments on the Ft. Lauderdale Lease which is now the subject of litigation. See Note K - Commitments and Contingencies.

On October 1, 1991, the Company and The Dilenschneider Group entered into a consulting agreement, which was renewed in October 1992 and again in October 1993, to provide public relations counsel and advice to the Company for an annual retainer of $180,000. Robert L. Dilenschneider, a SafeCard Director, is the majority owner and Chief Executive Officer of The Dilenschneider Group. In January 1993, for an additional annual retainer of $150,000, the arrangements with The Dilenschneider Group were expanded to include consulting on, and assistance with, investor relations.


J. Employee Pension Plan

In June 1993, the Company implemented a 401(k) and Profit-Sharing Plan for its employees who are at least 20 years of age, who have worked at least 100 hours in the past year and have completed one year of service. Continuation of, and contributions to, the 401(k) and Profit-Sharing Plan are voluntary, at the discretion of the Company and are paid to each eligible employee's account. The total expense recorded under the Plan in 1993 was approximately $240,000.

Prior to 1993, the Company maintained a Simplified Employer Pension Plan (SEP/IRA) for its employees over 21 years of age, who had worked for the Company for some period of time in any 3 of the previous 5 calendar years. Amounts recorded for the Company's contributions to the SEP/IRA for 1993, 1992 and 1991 were $75,000, $402,000 and $388,000, respectively.


K. Commitments and Contingencies

1. Contracts
The Company has written agreements with a few large credit card issuers which account for a large percentage of its subscription revenue. Termination of any of these contracts would adversely affect the Company.

Contracts with Citicorp (South Dakota), N.A. and related entities contributed 34%, 37% and 41% of the Company's consolidated subscription revenue in 1993, 1992 and 1991, respectively. The principal Citicorp contract, which had an initial term through June 1993, was amended on March 31, 1992 to extend the contract to December 31, 1997 and again on September 1, 1993 to extend the contract to December 31, 1999. Citicorp has a right to terminate the contract in the event of the sale of a majority of the shares of the Company to specified credit card issuers, to banks and their corporate affiliates, and to entities that do not have equity of at least $25 million.

Contracts with Sears, Roebuck and Co. contributed approximately 11% of the Company's consolidated subscription revenue in 1993 (and less than 10% in 1992 and 1991). The agreement, which contains a provision for cancellation without cause by either party upon 90 days notice, is subject to renewal annually.

Contracts with Shell Oil Company accounted for approximately 10% of the Company's consolidated subscription revenue during 1991 (and less than 10% in 1993 and 1992). The Shell contracts have varying initial terms, but automatically renew on an annual basis unless terminated by either party.

On April 1, 1993, the Company entered into the Steven J. Halmos Agreement. See Note I - Transactions with Related Parties.

2. Pending Litigation
The Company is defending or prosecuting three complex litigations against Peter Halmos, former Chairman of the Board and Executive Management Consultant to the Company, and parties related to him. Peter Halmos is also a plaintiff in two other lawsuits, one against an officer and one against a director of the Company. The three cases in which the Company is a party are:

A suit initiated by Peter Halmos, related entities, and Myron Cherry (a former lawyer for the Company) in Cook County Circuit Court in Illinois against the Company and one of its directors, purporting to state claims aggregating in excess of $100 million, principally relating to alleged rights to "incentive compensation," stock options or their equivalent, indemnification, wrongful termination, libel and the CreditLine Agreement pursuant to which the Company markets CreditLine. The Company and the director moved to dismiss this lawsuit. In November 1993, the court granted the motions to dismiss all parts of the complaint, but gave the plaintiffs leave to replead, which they did. The Company and the director have sought dismissal of the revised complaint.

A suit by Peter Halmos, purportedly in the name of the Halmos Partnership, against the Company and one of its officers in Circuit Court in Broward County, Florida, making a variety of claims related to the Ft. Lauderdale Lease. The Company has vacated the building, ceased making payments related to the Ft. Lauderdale Lease and has filed counterclaims. The court has denied motions to dismiss filed by both Peter Halmos and the Company. Discovery is proceeding. No trial date has yet been set.

A suit filed by the Company in Laramie County Circuit Court in Wyoming against Peter Halmos and related entities alleging that Peter Halmos dominated and controlled the Company, breached his fiduciary duties to the Company, and misappropriated material non-public information to make $48 million in profits on sales of Company stock. This suit was filed after similar litigation brought by the Company in Federal Court for the District of Wyoming was dismissed on federal venue grounds. Peter Halmos secured an injunction from the Cook County Circuit Court in Illinois barring the Company from pursuing these claims in the Wyoming state court until further order of the Cook County Circuit Court. The Company appealed the issuance of the injunction and sought a stay of the injunction pending appeal. On September 10, 1993, a three-judge panel of the Appellate Court, State of Illinois, First District, granted the Company's emergency motion to stay the injunction. The Wyoming court has denied the Peter Halmos parties' initial motion to dismiss and has set the case for trial on September 12, 1994. Discovery is proceeding.

The Company believes that it has proper and meritorious claims and defenses in these lawsuits which it intends to vigorously pursue.

The Company is involved in certain other claims and litigation which are not currently considered material.

L. Statement Of Cash Flows

Supplemental cash flow disclosures are presented below.

Reconciliation of net earnings to net cash provided by operating activities:


Years ended October 31,               1993            1992           1991

Net Earnings                      $ 31,477,000   $ 22,498,000   $ 29,713,000

Adjustments to reconcile net earnings to net cash provided by operating activities:

  Depreciation                         864,000        769,000        865,000
  Income tax expense                10,968,000      6,406,000     11,829,000
  Income tax payments, net         (16,161,000)   (18,518,000)   (15,903,000)
  Net (increase) decrease in
   interest receivable                 (18,000)    (1,786,000)       649,000
  Net (increase) decrease in
   accounts receivable               4,643,000     (2,641,000)    (1,186,000)
 Net increase in income
   tax receivable                   (5,252,000)
 Net amortization of bond
   premiums/discounts                5,233,000      2,439,000        659,000
 Provision for uncollectible
   accounts and commissions           (250,000)       137,000
 Billings to subscribers, net      173,769,000    150,495,000    141,435,000
 Amortization of subscribers'
   advance payments to revenue    (156,600,000   (146,265,000)  (140,557,000)
 Expenditures for subscriber
   acquisition costs               (63,717,000)   (55,065,000)   (47,334,000)
 Payment of commissions, net       (49,511,000)   (41,024,000)   (39,556,000)
 Amortization of subscriber
   acquisition costs                51,075,000     46,516,000     43,862,000
 Amortization of commissions        44,173,000     40,312,000     40,091,000
 Net increase in allowance
   for cancellations                 1,306,000        597,000        232,000
 Net increase (decrease) in
   accounts payable and
   accrued expenses                 (2,459,000)    15,680,000      5,138,000
 Gain on sale of investment
   securities                       (1,277,000)    (1,011,000)      (321,000)
 (Gain) loss on sale/disposition
   of equipment                       (117,000)       271,000         44,000
 Net (increase) decrease in
   other assets                        699,000       (638,000)      (258,000)
                                   -----------    -----------    -----------
Net cash provided by
 operating activities             $ 28,845,000   $ 19,172,000   $ 29,402,000
                                   ===========    ===========    ===========





M. Unaudited Quarterly Financial Data


                                             Quarters Ended

1993                        January 31    April 30     July 31     October 31

Subscription Revenue,net   $37,570,000  $39,116,000  $39,717,000  $40,197,000
Gross Profit(A)            $15,409,000  $15,334,000  $15,392,000  $15,217,000
Net Earnings               $ 8,896,000  $ 8,528,000  $ 7,492,000  $ 6,561,000
Earnings per Share                $.30         $.29         $.27         $.24
Weighted average number
  of common and common
  equivalent shares         29,312,000   29,360,000   27,814,000   27,465,000


Quarters Ended
1992                        January 31    April 30     July 31     October 31

Subscription Revenue, net  $36,441,000  $36,597,000  $36,563,000  $36,664,000
Gross Profit(A)            $14,762,000  $15,143,000  $14,987,000  $14,545,000
Net Earnings(B)            $ 8,162,000  $ 1,016,000  $ 9,046,000  $ 4,274,000
Earnings per Share(B)             $.27         $.03         $.30         $.14
Weighted average number
  of common and common
  equivalent shares         30,249,000   30,263,000   30,342,000   29,738,000


(A) Certain amounts have been reclassified to conform with the 1993 Consolidated Financial Statements.

(B) The second and fourth quarters of 1992 include pre-tax charges against earnings of $11.0 million and $6.5 million, respectively, in connection with the Company's relocation to Cheyenne, Wyoming (see Note E - Estimated Relocation Expenses).

                       Report of Independent Accountants



To the Board of Directors and Shareholders of SafeCard Services, Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of SafeCard Services, Incorporated and its subsidiaries at October 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note K to the financial statements, the Company's former Executive Management Consultant has asserted certain claims against the Company. The ultimate outcome of these claims cannot presently be determined. Accordingly, no provision for any liability for these claims has been made in the accompanying financial statements.



PRICE WATERHOUSE
Denver, Colorado
December 10, 1993

Corporate Information

Board of Directors

William T. Bacon Jr.
Bacon, Whipple
Division of Stifel, Nicolaus & Co., Inc.

Marshall Burman
Of Counsel
Wildman, Harrold, Allen & Dixon

Gerald R. Cahill
Chief Operating Officer of the Company

Robert J. Dilenschneider
Chief Executive Officer
The Dilenschneider Group, Inc.

Paul G. Kahn
Chairman of the Board and
Chief Executive Officer of the Company

Eugene Miller*
Retired, Former Vice Chairman and Chief
Financial Officer, USG Corporation

W.M. Stalcup Jr.
President of the Company

*Vice Chairman of the Board and lead outside Director

Transfer Agent/Registrar
American Stock Transfer and Trust

Form 10-K
A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission may be obtained by shareholders by writing the Company's Investor Relations department at the address listed.

Corporate Officers

Paul G. Kahn
Chairman of the Board and Chief Executive Officer

W.M. Stalcup Jr.
President

Gerald R. Cahill
Chief Operating Officer

John Bochak
Senior Vice President

Agenta K. Breslin
Executive Vice President &
Assistant Secretary

David Gallimore
Executive Vice President

Joanne J. Seehousen
Executive Vice President

Lynn C. Torrent
Chief Financial Officer

Executive Offices
3001 East Pershing Boulevard
Cheyenne, WY 82001
(307) 771-2700