Form 10-K, Exhibit 13
period 1993-10-31
SAFECARD SERVICES INC
filed 1994-02-01
CIK 86103

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


Closing price of the Company's stock as of December 31, 1993 was $18.88.

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

Expenditures for subscriber acquisition costs in 1993 were $63.7 million compared to $55.1 million and $47.3 million in 1992 and 1991, respectively. Total subscriber acquisition campaign volume (mail and telephone contacts) increased in 1993 as compared to 1992. Contributing to the higher volumes are increases in telemarketing hours of approximately 8% and a 29% increase in direct mail volume. The increase in telemarketing hours occurred during the first three quarters of 1993, while in the fourth quarter of 1993, telemarketing hours declined 23% compared to the prior year. The Company expects this decline in telemarketing hours will continue through the first quarter of 1994. The decrease in telemarketing volume is due primarily to reduced volume with a few non-bank credit card issuer clients. The decrease in volume relates to the decline in certain net response rates discussed under "Results of Operations - Subscriber Acquisition Costs". Part of the increase in direct mail volume in 1993 was due to the Company's mailing a greater number of "insert" type mailings which generally have significantly lower costs and response rates (as compared to "solo" type mailings). Subscriber acquisition campaign volume increased 20% in 1992 due primarily to increased marketing levels and the timing of marketing campaigns.

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

SafeCard Services, Inc.

Consolidated Statements of Changes in
Stockholders' Equity


                                                     Additional                      Commmon Stock                 Total
                                   Common Stock         Paid-In     Retained           In Treasury         Stockholders'
                                Shares       Amount     Capital     Earnings        Shares        Amount          Equity
Balance at October 31, 1990    33,108,148   $331,000  $7,150,000   $150,235,000  (6,719,584)  ($38,220,000) $119,496,000
Net earnings                                                         29,713,000                               29,713,000
Cash dividends paid,
  $.15 per share                                                     (3,939,000)                              (3,939,000)
Exercise of employee
  stock options                    22,000                176,000                    210,331        753,000       929,000
Purchase of treasury stock                                                         (263,174)    (1,296,000)   (1,296,000)

Balance at October 31, 1991    33,130,148   $331,000  $7,326,000   $176,009,000  (6,772,427)  ($38,763,000) $144,903,000
Net earnings                                                         22,498,000                               22,498,000
Cash dividends paid,
  $.15 per share                                                     (3,973,000)                              (3,973,000)
Exercise of employee
  stock options
  and related tax benefit         295,900      3,000   2,299,000                     54,662        313,000     2,615,000
Purchase of treasury stock                                                          (62,250)      (545,000)     (545,000)

Balance at October 31, 1992    33,426,048   $334,000 $ 9,625,000   $194,534,000  (6,780,015)  ($38,995,000) $165,498,000
Net earnings                                                         31,477,000                               31,477,000
Cash dividends paid,
  $.20 per share                                                     (5,113,000)                              (5,113,000)
Exercise of employee
  stock options
  and related tax benefit         769,952      8,000   6,365,000                    172,059      1,159,000     7,532,000
Purchase of treasury stock                                                       (3,469,860)   (41,699,000)  (41,699,000)

Balance at October 31, 1993    34,196,000   $342,000 $15,990,000   $220,898,000 (10,077,816)  ($79,535,000) $157,695,000

The accompanying notes are an integral part of these consolidated financial statements.

SafeCard Services, Inc.

Consolidated Statements of Cash Flows

Years ended October 31,                  1993          1992          1991
Cash Flows From Operating Activities
Net cash received from subscribers  $175,596,000  $153,303,000  $140,737,000
Cash expenditures for subscriber
 acquisition, commissions
 and operations                     (137,537,000) (120,306,000) (106,885,000)
Relocation expenditures               (1,753,000)   (6,104,000)
Interest received                     13,952,000    10,675,000    12,059,000
Interest paid                                         (428,000)     (606,000)

Cash flow from operations before
 income taxes and litigation
 settlement                           50,258,000    37,140,000    45,305,000
Income taxes paid, net               (21,413,000)  (18,518,000)  (15,903,000)
Gain from litigation settlement                        550,000
                                     -----------   -----------   -----------
Net cash provided by operating
 activities                           28,845,000    19,172,000    29,402,000
                                     -----------   -----------   -----------
Cash Flows From Investing Activities
Purchase of investment securities    (63,174,000) (167,760,000) (164,564,000)
Proceeds from sale of investment
 securities                           71,607,000   153,730,000   149,557,000
Payments for property and equipment     (975,000)   (6,380,000)   (1,821,000)
Sale of property and equipment            56,000
                                      ----------    ----------   -----------
Net cash provided by (used in)
 investing activities                  7,714,000   (20,410,000)  (16,828,000)
                                      ----------   -----------   -----------
Cash Flows From Financing Activities
Dividends paid                        (5,113,000)   (3,973,000)   (3,939,000)
Payments for purchase of
 treasury shares                     (41,699,000)     (545,000)   (1,296,000)
Proceeds from exercise of
 stock options                         5,380,000     1,940,000       929,000
Principal payments on the Ft.
 Lauderdale Lease                                     (155,000)     (132,000)
                                     -----------    ----------    ----------
Net cash used in financing
 activities                          (41,432,000)   (2,733,000)   (4,438,000)
                                     -----------    ----------    ----------
Net Increase (Decrease) In Cash       (4,873,000)   (3,971,000)    8,136,000
Cash and cash equivalents at
 beginning of period                   8,208,000    12,179,000     4,043,000
                                     -----------   -----------    ----------
Cash and cash equivalents at
 end of period                      $  3,335,000  $  8,208,000  $  2,179,000
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

H.Common Stock And Stock Options

The following table represents information for the previous three years with respect to options granted and outstanding is as follows:


                                                                    Shares Under Option
                                            Outstanding                                    Outstanding
Option                           Option    at beginning                                      at end of
Plan                        Price Range       of period    Granted   Cancelled  Exercised       period
- ------                      -----------    ------------    -------   ---------  ---------  -----------
Year ended October 31, 1991
1979 Plan                        $5.875         141,040                                        141,040
Outside Directors' Options  $5.513-9.00         400,000    100,000               (200,000)     300,000
1987 Plan                        $5.875         450,000                 (4,000)   (22,000)     424,000
1989 Executive Options           $5.125       1,100,000                                      1,100,000
1989 Employee Stock
  Option Plan                     $6.00         450,000                (10,000)   (10,331)     429,669
Peter & Steven J.
  Halmos                    $5.125-5.50       5,850,000                                      5,850,000
1991 Employee Stock
  Option Plan                     $9.00                   162,000                              162,000
                                              ---------   -------      -------   --------    ---------
                                              8,391,040   262,000      (14,000)  (232,331)   8,406,709
                                              =========   =======      =======   ========    =========
Year ended October 31, 1992
1979 Plan                        $5.875         141,040                                        141,040
Outside Directors' Options  $5.513-9.00         300,000                          (100,000)     200,000
1987 Plan                        $5.875         424,000                           (75,900)     348,100
1989 Executive Options           $5.125       1,100,000                          (120,000)     980,000
1989 Employee Stock
  Option Plan                     $6.00         429,669                (14,003)   (54,662)     361,004
Peter & Steven J.
  Halmos                    $5.125-5.50       5,850,000                                      5,850,000
1991 Employee Stock
  Option Plan                     $9.00         162,000                (24,000)                138,000
                                              ---------   -------      -------   --------    ---------
                                              8,406,709                (38,003)  (350,562)   8,018,144
                                              =========   =======      =======   ========    =========
Year ended October 31, 1993
1979 Plan                        $5.875         141,040                          (141,040)           0
Outside Directors'
  Options                  $6.375-13.00         200,000   200,000                (100,000)     300,000(2)
1987 Plan                        $5.875         348,100                          (348,100)           0
1989 Executive Options           $5.125         980,000                          (230,000)     750,000
1989 Employee Stock
  Option Plan                     $6.00         361,004                 (5,333)  (102,671)     253,000
Peter & Steven J.
  Halmos                    $5.125-5.50       5,850,000             (1,950,000)              3,900,000
1991 Employee Stock
  Option Plan                     $9.00         138,000                (24,333)   (38,334)      75,333(3)
1992 Employee Stock Option Plan  $8.875                    75,000      (12,500)                 62,500(4)
                                              ---------   -------   ----------   --------    ---------
                                              8,018,144   275,000   (1,992,166)  (960,145)   5,340,833(1)
                                              =========   =======   ==========   ========    =========

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

In 1993, CreditLine and certain services marketed in conjunction with CreditLine, accounted for approximately $6.5 million or 4.2% of the Company's subscription revenues and approximately $1.9 million or 4.5% of the Company's pre-tax earnings.

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

L. Statements Of Cash Flows

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

Marshall L. Burman
Of Counsel
Wildman, Harrold, Allen & Dixon

Gerald R. Cahill
Chief Operating Officer of the Company

Robert L. Dilenschneider
Chief Executive Officer
The Dilenschneider Group, Inc.

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